1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

May 1, 2013

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 29, 2012

File No. 000-27038

Dear Ms. Collins:

On behalf of Nuance Communications, Inc. (“Nuance”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Thomas Beaudoin, Chief Financial Officer of Nuance, dated April 17, 2013 (the “Comment Letter”).

Nuance is working expeditiously to respond to the Comment Letter, however, Nuance hereby respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Nuance currently anticipates submitting a response to the Comment Letter on or before May 10, 2013.

Please do not hesitate to contact me at (202) 973-8848 with any concerns you may have regarding the timetable described above.

Thank you for your consideration.

Sincerely, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Daniel S. Peale
Daniel S. Peale

cc:	Daniel D. Tempesta, Nuance Communications, Inc.

Todd DuChene, Esq., Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

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